FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 18, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces court decision re indirect
controlling shareholders

Netanya, Israel – December 18, 2013 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that, following its previous reports in relation to the financial condition of IDB Holding Corporation Ltd., or IDBH, and IDB Development Corporation Ltd. (currently a wholly owned subsidiary of IDBH), or IDBD, the Company's indirect controlling shareholders, IDBH and IDBD reported that an Israeli court has approved a creditors' arrangement for IDBH, following which (if implemented) IDBD will be controlled by the Elzstain -Extra group, led by Mr. Eduardo Elzstain (who as of December 31, 2012, held 10% of the outstanding share capital of a private company that is among the current controlling shareholders of IDBH) and Mr. Mordechai Ben Moshe.

Such decision will not come into force unless the Israeli Securities Authority, the Israeli Official Receiver and the observer for IDBH previously appointed by the court conclude that the disclosure of certain matters regarding the Elzstain -Extra group required by the court's decision, has been met. In addition, such creditors' arrangement is subject to all other requisite approvals under applicable law including, among others, the approvals of the Ministry of Communications and the Commissioner of Capital Markets, Insurance and Savings in the Ministry of Finance.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2012, filed on March 4, 2013 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We are a member of the IDB group of companies, one of Israel's largest and highly regulated business groups. This may limit our ability to expand our business, to acquire other businesses or raise debt." and "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.156 million subscribers (as at September 30, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	December 18, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel